Exhibit 4.8

Summary of Share Transfer Agreement

This Share Transfer Agreement (the "Agreement") is made as of July 16, 2010 in Beijing, by and between:

Party A: Jiang Boyong

Party B: Zhao Tingchao (on behalf of eFuture Information Technology Inc.)
Whereas,

(1)	Party A is a shareholder of Beijing Fuji Biaoshang Information Technology Co., Ltd.

(2)	On behalf of eFuture Information Technology Inc., Party B owns the shares of Beijing Fuji Biaoshang Information Technology Co., Ltd.

Party A intends to purchase the 51% of shares of Beijing Fuji Biaoshang Information Technology Co., Ltd. owned by Party B. Through friendly negotiation, the parties hereto agree as follows:

1.      Definition:

1.1	Both Parties: mean Party A and Party B of this Agreement.

1.2	Agreed Date: means the execution date of this Agreement by both Parties.

2.      Closing of Share Transfer

2.1	Party B shall complete all the title transfer and/or registration procedures of share transfer and assist Party A to complete the share transfer.

2.2	Fulfillment of the following conditions shall be deemed as closing:

2.2.1	The related share transfer gets the approval required by each party from the competent authorities;

2.2.2	Party B receives all of Party A's payment in connection with the share transfer.

3.      Purchase Price:

Both Parties confirms that the purchase price is RMB6.8  million.

4.1   Payment of Consideration:

Within 3 working dates upon the execution of this Agreement, Party A shall pay up all the consideration in cash to Party B in a lump sum. Party B shall assist Party A to complete the title transfer procedures after receiving the consideration.

As Party B holds the 51% shares on behalf of eFuture Information Technology Inc., Party B agrees that the consideration of share transfer shall be paid to eFuture (Beijing) Royalstone Information Technology Inc., a wholly-owned subsidiary of eFuture Information Technology Inc.

5.   Fees:

Each party shall be liable for its own legal counsel's fee.

6.   Tax

All the tax incurred by the transfer of asset shall be paid by Party A and Party B according to the applicable laws and regulations of the local authorities.

7.   Governing Law:

This Agreement shall be governed and interpreted by the current P.R.C. laws and regulations.

8.   Effective of the Agreement:

Both Parties confirm that the provisions under this Agreement have been approved by the related governing body of each Party and shall be effective upon the execution of the representative of both Parties.

9.   Both Parties shall resolve all the outstanding issues of this Agreement through negotiation.

10.   Counterparts:

This Agreement is quadrupled and each Party shall have two copies.

Party A: Wang Haibo	Party B: Zhang Xuejun (on behalf of eFuture Information Technology Inc.)

By: /s/ Wang Haibo	By: /s/ Zhang Xuejun

Date: July 16, 2010	Date: July 16, 2010